EXPENSE LIMIT AGREEMENT

         Expense Limit Agreement made as of November 20, 2000, between Pioneer Investment Management, Inc. (PIM) and Pioneer Variable Contracts Trust (the "Trust") with respect to the Trust's series of shares of beneficial interest listed on Appendix I hereto (each a "Portfolio").

         Whereas PIM wishes to reduce the expenses of each Portfolio until the Portfolio achieves a certain level of assets; and

         Whereas the Trust wishes to have PIM enter into such an agreement; Now therefore the parties agree as follows:

         SECTION 1. PIM agrees to limit each Portfolio's expenses (the "Expense Limitation") by waiving PIM's fees and/or reimbursing the Portfolio for the Portfolio's ordinary operating expenses so that the total expenses of the Portfolio (other than extraordinary expenses, such as litigation, taxes, brokerage commissions, etc.) with respect to Class I shares do not exceed the percentage of average daily net assets attributable to Class I shares specified in Appendix I on an annual basis. PIM also agrees to waive its fees and/or reimburse the fund-wide expenses attributable to any other authorized class of a Portfolio's shares to the same extent that such expenses are reduced for that Portfolio's Class I shares. In no event, shall Pioneer Funds Distributor, Inc. be required to waive or PIM reimburse any fees payable under the Trust's Rule 12b-1 plan.

         SECTION 2. PIM may terminate or modify the Expense Limitation only in accordance with this Agreement. PIM agrees that the Expense Limitation shall not be modified or terminated during the remainder of the fiscal year in which this Agreement is executed. PIM shall be entitled to modify or terminate the Expense Limitation with respect to any fiscal year that commences subsequent to the date this Agreement is executed if, but only if, PIM elects to modify or terminate the Expense Limitation with respect to such subsequent fiscal year and such election is made prior to the effective date of the Trust's post-effective amendment to its Registration Statement on Form N-1A to incorporate the Portfolios' financial statements; provided that this Agreement shall remain in effect at all times with respect to a Portfolio until the Portfolio's then current prospectus is amended or supplemented to reflect the termination or modification of this Agreement. The election by PIM referred to in the preceding sentence shall not be subject to the approval of the Trust or its Board of Trustees, but PIM shall notify the Board of Trustees in advance of the termination or modification of the Expense Limitation.

         SECTION 3. This Agreement shall be governed by the laws of the State of Delaware.

         In witness whereof, the parties hereto have caused this Agreement to be signed as of the 20th day of November, 2000.


PIONEER VARIABLE CONTRACTS          PIONEER INVESTMENT
TRUST                               MANAGEMENT, INC.


BY:/s/ David D. Tripple             BY:/s/ David D. Trippel
David D. Tripple                    David D. Tripple
Executive Vice President            President

                                                                      APPENDIX I


                       SCHEDULE OF EXPENSE LIMITATIONS FOR
                  PIONEER VARIABLE CONTRACTS TRUST'S PORTFOLIOS

                                                        CLASS I
PORTFOLIO                                          EXPENSE LIMITATION

Pioneer Europe VCT Portfolio                             1.50%

Pioneer Emerging Markets VCT Portfolio                   1.75%

Pioneer Science & Technology VCT Portfolio               1.25%

Pioneer High Yield VCT Portfolio                         1.25%

Pioneer Strategic Income VCT Portfolio                   1.25%